May 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director
Norman von Holtzendorff, Senior Counsel

Re:	TransAtlantic Petroleum Ltd. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed April 28, 2015
File No. 333-203696

Dear Messrs. Schwall and von Holtzendorff:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company requests acceleration of the effectiveness of the above-referenced Registration Statement at 3:00 p.m., Washington, D.C. time, on Monday, June 1, 2015, or as soon thereafter as possible.

In connection with this request for acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions, or require any additional information, please do not hesitate to call Garrett DeVries at Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.

Very truly yours,

/s/ Wil F. Saqueton

Wil F. Saqueton

Direct Phone Number: (214) 265-4743

Direct Fax Number: (214) 265-4743

Wil.Saqueton@tapcor.com